100 University Avenue, 8th floor
Date: February 20, 2015	Toronto ON, M5J 2Y1
www.computershare.com

To: New York Stock Exchange

Subject: AURICO GOLD INC

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special
Record Date for Notice of Meeting :	March 19, 2015
Record Date for Voting (if applicable) :	March 19, 2015
Beneficial Ownership Determination Date :	March 19, 2015
Meeting Date :	May 07, 2015
Meeting Location (if available) :	Toronto, On
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	05155C105	CA05155C1059

Sincerely,

Computershare
Agent for AURICO GOLD INC